UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, December 21st, 2005

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

     The purpose of this letter is to inform that the following Relevant Fact will be published on December 23rd, 2005:

“Banco Bradesco S.A. informs its stockholders, clients and the market in general that, in an Auction held today at the São Paulo Stock Exchange – BOVESPA, it acquired, from the Federal Government, the stock control of Banco do Estado do Ceará S.A. - BEC, institution with headquarters located in the city of Fortaleza, state of Ceará, as well as its subsidiary BEC Distribuidora de Títulos e Valores Mobiliários Ltda.

The transaction involved the acquisition of 82,459,053 nominative common stocks, with no par value, issued by BEC,which represent 89.35% of BEC’s voting capital and 89,17% of BEC’s capital stock, for the amount of R$ 700,000,000.00.

Upon such acquisition, Bradesco Organization strengthens its presence in the state of Ceará and reaffirms its confidence and commitment towards the Brazilian economic and social development. BEC will maintain the exclusivity in the rendering of the following services to the State: payment to suppliers, remuneration of public servants and the administration and custody of federal titles acquired by the state for eventual repurchase of securitized operations of rural credit.

BEC’s main numbers, presented in the 2004 year-end balance sheet, are listed in the table below:

R$ million
Total Assets	1,879
Loan Portfolio	263
Total Deposits	863
- Demand	16
- Time	336
- Saving Accounts	507
- Others	4
- Own Portfolio	519
- Third Party Funds	455
Stockholders’ Equity	409

Other BEC’s data, as of 6.30.2005

Checking Account Clients	177 thousand
Saving Account Clients	146 thousand
Branches	70
Mini Branches (PAB)	14
Mini Branches (PAE)	118

The process of acquisition shall be concluded by January 3rd, 2006, date of the signature of the Contract of Purchase and Sale of Stocks, when a Special Stockholders’ Meeting, will elect BEC’s new Management.

Bradesco, considering what is disposed in the Sale Edict of BEC’s stock control (Item 5.2, letters “c” and “g”), will submit to CVM – Securities and Exchange Commission, for approval, the “Instrument of Public Offering for the Acquisition of Common and Preferred Shares issued by BEC”.

The Public Offering will have the purpose of cancellating the Company’s Publicly-Held Register, pursuant to CVM Instruction #361, as of 3.5.2002. Other information related to the Public Offering, as well as future plans in the conduction of the social tradings intended to be promoted in the company will be provided in the near future.

BEC will continue to assist its clients as usual, which will, upon the conclusion of the transaction, also have access to all products, services and facilities offered by Bradesco.”.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.